JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315


22 January 2003


CORPORATE UPDATE
----------------


Jupiters Limited confirms that its merger discussions are continuing with UNiTAB Limited. The discussions to date have not resulted in an agreement to pursue a merger.

Pursuant to the announcement of 10 January 2003, Jupiters Limited also Confirms that discussions are continuing with Tabcorp Holdings Limited.

It is Jupiters' current expectation that it will be in a position to update the market as to further progress of both sets of discussions in three to four weeks.

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Jupiters Limited is a public listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast and Treasury Casino in Brisbane, as well as holding an investment in and the management contract for the Townsville casino. In addition, the Company operates Keno in Queensland and New South Wales, online sportsbetting through Centrebet based in the Northern Territory and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has over 20,000 investors in ordinary shares, over 5,100 Jupiters RPS securityholders and employs over 5,000 staff.